               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*


                          AIRGAS, INC.
         ______________________________________________
                        (Name of Issuer)

                          COMMON STOCK
          _____________________________________________
                 (Title of Class of Securities)

                           009363 10 2
                   __________________________
                         (CUSIP Number)

                        December 31, 1999
     _______________________________________________________
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [   ]     Rule 13d-1(b)
                    [ X ]     Rule 13d-1(c)
                    [   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

                       Page 1 of 5 pages

CUSIP No.  009363 10 2        13G                 Page 2 of 5 pages
           ___________                                __   __
___________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bonnie F. McCausland
___________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [   ]
                                                         (b) [ X ]
___________________________________________________________________
3.  SEC USE ONLY

___________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
___________________________________________________________________
                    5.  SOLE VOTING POWER

                        1,500
                    _______________________________________________
 NUMBER OF          6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,695,724
  OWNED BY          _______________________________________________
    EACH            7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               1,500
    WITH            _______________________________________________
                    8.  SHARED DISPOSITIVE POWER

                        7,695,724
___________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,697,224
___________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [   ]
___________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.6%
___________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
___________________________________________________________________

CUSIP No.  009363 10 2        13G                 Page 3 of 5 pages
           ___________                                __   __
___________________________________________________________________

Item 1(a) Name of Issuer
          ______________

          Airgas, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices
          _______________________________________________

          Airgas, Inc.
          Radnor Court
          259 North Radnor-Chester Road, Suite 100
          Radnor, Pennsylvania 19087-5283


Item 2(a) Name of Person Filing
          _____________________

          Bonnie F. McCausland


Item 2(b) Address of Principal Business Office, or, if none, Residence
          ____________________________________________________________

          612 East Gravers Lane
          Wyndmoor, PA 19038


Item 2(c) Citizenship
          ___________

          United States


Item 2(d) Title of Class of Securities
          ____________________________

          Common Stock, par value $.01 per share

Item 2(e) CUSIP Number
          ___________

          009363 10 2

CUSIP No.  009363 10 2        13G                 Page 4 of 5 pages
           ___________                                __   __
___________________________________________________________________

Item 3    This statement is filed pursuant to Rule 13d-1(c).

Item 4    Ownership
          _________

     (a) and (b) Bonnie F. McCausland beneficially owned an aggregate of 7,697,224 shares of the issuer's common stock, or approximately 10.6% of the shares outstanding, as of December 31, 1999, of which 373,264 shares were issuable upon exercise of stock options.

     (c) Bonnie F. McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 1,500 shares of the issuer's common stock. Mrs. McCausland had shared power to vote or to direct the vote, and/or shared power to dispose or to direct the disposition of, 7,695,724 shares of the common stock, which included 373,264 shares issuable upon exercise of stock options held by a trust for Mrs. McCausland's children of which Mrs. McCausland is a co-trustee, and 27,663 shares held by a charitable foundation (the "Foundation")of which Mrs. McCausland is an officer and director.


Item 5    Ownership of Five Percent or Less of a Class
          ____________________________________________

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person
          _______________________________________________________________

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Amendment to
Schedule 13G, except that, with respect to 7,668,061 shares, members of Mrs. McCausland's family share with Mrs. McCausland the right, and, with respect to 27,663 shares, the Foundation has the exclusive right, to receive the dividends from and the proceeds of sale as to such shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          __________________________________________________________________

          Not Applicable

Item 8    Identification and Classification of Members of the Group
          _________________________________________________________

          Not Applicable

CUSIP No.  009363 10 2        13G                 Page 5 of 5 pages
           ___________                                __   __
___________________________________________________________________

Item 9    Notice of Dissolution of Group
          ______________________________
          Not Applicable


Item 10   Certification
          _____________

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 8, 2000
__________________________________
Date

/S/Bonnie F. McCausland
__________________________________
Signature


Bonnie F. McCausland
__________________________________
Name/Title